Exhibit 99.1

VANCOUVER, British Columbia, Jan. 11, 2022 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, has issued a letter to shareholders from CEO, Kevin Pavlov.

Dear Shareholders,

2021 was transformational for ElectraMeccanica as we transitioned from a development stage company to a well-capitalized, high-quality automotive OEM. Most notably, we successfully commenced the first-ever commercial deliveries of our flagship, single-seat electric vehicle (EV) – the SOLO to retail and fleet customers. Today, our mission is to rapidly scale production and continue SOLO’s recognition by thought leaders, fun-seekers, city planners and environmentally conscious consumers around the world.

In early 2021, our focus revolved around commercialization and an increased direct-toconsumer retail footprint across the United States, and by the end of the first quarter, we expanded our retail presence in strategic markets throughout California, Arizona, Colorado, Washington, and Oregon to engage potential customers.

To support our anticipated rapid expansion, we broke ground in August 2021 on a 235,000 square foot facility in Mesa, Arizona this spring, which will serve as ElectraMeccanica’s U.S. based assembly and engineering technical center for the 2023 model year SOLO. The buildout of this facility—which has the initial capacity to produce 20,000 SOLOs per year— remains on track with an estimated completion in Summer 2022. Not only will this facility provide significant job growth for Americans but will allow for localized assembly and delivery to our rapidly expanding U.S. customer base. Once fully operational and taken in tandem with our dedicated facility through our strategic manufacturing partner, Zongshen, we will have the ability to produce up to 40,000 SOLOs annually.

Throughout the year, we continued test drive events nationwide and showcased the SOLO at premier industry events, including the LA Auto Show, the Advanced Clean Transportation (ACT) Expo and Specialty Equipment Market Association (SEMA), the world's leading automotive trade event. While in attendance, we introduced concept convertible and performance variants, potential future customized options of our vehicles, and the SOLO Cargo EV, which was developed with a uniquely expanded cargo box based on direct input from prospective commercial and fleet customers. As we strategically planned our commercial delivery ramp up, we recognized the need for a trusted global partner to handle service, repairs, and maintenance for the SOLO. To that end, we signed a strategic agreement with Bosch, a leading global mobility solutions and industrial technology firm, to establish a pilot service network of approved independent automobile repair shops. Today, The Bosch Car Service Network will support service and provide maintenance to SOLO customers throughout the western U.S., which will eventually expand nationwide.

Most notably, in October we achieved a decade-long dream as we delivered the first commercial SOLO’s in the Company’s history as part of an invite-only unveiling event held in Los Angeles for early reservation holders and fleet operators. Since then, we have continued to scale deliveries for our customers and fleet operators, and the initial customer response to the quality and experience of the SOLO has been exceptional.

We are entering 2022 in a stronger position than ever. Not only do we expect production to ramp significantly, but we have the necessary infrastructure surrounding sales, marketing, logistics and service networks in place to ensure success. Backed by a balance sheet with over $228 million to execute on our strategic priorities, we are confident in our ability to revolutionize the transportation space by providing consumers, fleets and ride share users a purpose-built solution to solve today's urban driving challenges.

Thank you to all our shareholders, partners, and staff for your support on our journey. I look forward to another breakthrough year at ElectraMeccanica.

Sincerely,

Kevin Pavlov

CEO of ElectraMeccanica

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact
MZ Group
(949) 259-4987
SOLO@mzgroup.us

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com